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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0102 Expires: . . . . . . . . . May 31, 2005 Estimated average burden hours per response . . . . . . . . 64.5
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. ________)

                   NORD PACIFIC LIMITED
(Name of Subject Company)

                           MARK R. WELCH
 (Name of Persons Filing Statement)

         COMMON STOCK NO PAR VALUE
 (Title of Class of Securities)

                                 65556D102
 (CUSIP Number of Class of Securities)

                  Nord Pacific Limited, 2727 San Pedro, NE, Suite 116, Albuquerque, NM, 87110, (505) 872-2470
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ X ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
GENERAL INSTRUCTIONS:
A.	File eight copies of the statement, including all exhibits, with the Commission if paper filing is permitted.

B.

If the filing contains only preliminary communications made before the commencement of a tender offer, no signature is required.  The filer need not respond to the items in the schedule.  Any pre-commencement communications that are filed under cover of this schedule need not be incorporated by reference into the schedule.

C.

If an item is inapplicable or the answer is in the negative, so state.  The statement published, sent or given to security holders may omit negative and not applicable responses.  If the schedule includes any information that is not published, sent or given to security holders, provide that information or specifically incorporate it by reference under the appropriate item number and heading in the schedule.  Do not recite the text of disclosure requirements in the schedule or any document published, sent or given to security holders.  Indicate clearly the coverage of the requirements without referring to the text of the items.

D.

Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item unless it would render the answer misleading, incomplete, unclear or confusing.  A copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the  information must be  submitted  with this  statement as an  exhibit, unless it was  previously  filed with the

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commission electronically on EDGAR. If an exhibit contains information responding to more than one item in the schedule, all information in that exhibit may be incorporated by reference once in response to the several items in the schedule for which it provides an answer. Information incorporated by reference is deemed filed with the Commission for all purposes of the Act.

E.	Amendments disclosing a material change in the information set forth in this statement may omit any information previously disclosed in this statement.
Item 1.	Subject Company Information.
Furnish the information required by Item 1002(a) and (b) of Regulation M-A (§229.1002 of this chapter).
Item 2.	Identity and Background of Filing Person.
Furnish the information required by Item 1003(a) and (d) of Regulation M-A (§229.1003 of this chapter).
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Furnish the information required by Item 1005(d) of Regulation M-A (§229.1005 of this chapter).
Item 4.	The Solicitation or Recommendation.
Furnish the information required by Item 1012(a) through (c) of Regulation M-A (§229.1012 of this chapter).
Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Furnish the information required by Item 1009(a) 9f Regulation M-A (§229.1009 of this chapter).
Item 6.	Interest in Securities of the Subject Company.
Furnish the information required by Item 1008(b) of Regulation M-A (§229.1008 of this chapter).
Item 7.	Purposes of the Transaction and Plans or Proposals.
Furnish the information required by Item 1006(d) of Regulation M-A (§229.1006 of this chapter).
Item 8.	Additional Information.
Furnish the information required by Item 1011(b) of Regulation M-A (§229.1011 of this chapter).
Item 9.	Exhibits.
File as an exhibit to the Schedule all documents specified by Item 1016(a), (e) and (g) of Regulation M-A (§229.1016 of this chapter).

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ MARK R. WELCH
 (Signature)

MARK R. WELCH, PRESIDENT & CEO
 (Name and title)

FEBRUARY 2, 2004
 (Date)

Instruction to Signature:    The statement must be signed by the filing person or that person's authorized representative.  If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement.  The name and any title of each person who signs the statement must be typed or printed beneath the signature.  See §240.14d-1(f) with respect to signature requirements.

Nord Pacific Limited
2727 San Pedro, NE, Suite 116
Albuquerque, NM  87110
Tel:    (505) 872-2470
Fax:    (505) 830-9332

February 2, 2004

Dear Shareholder:

Late in the afternoon on January 14, 2004, Nord Pacific Limited (trading symbol "NORPF.PK") received a notice from PGM Ventures Corporation ("PGM").  The notice stated that PGM "is making a formal bid for all the issued and outstanding shares of Nord Pacific Ltd.", however it also stated that the offer is only for certain of the issued or issuable shares of Nord Pacific PGM considers to be valid.  The consideration was listed as shares of PGM and another related corporation.  As we have previously reported, PGM is the Company's joint venture partner for development of the Simberi Island gold oxide deposits in Papua New Guinea, as well as for exploration of underlying gold sulfide deposits at Simberi and other parts of the Tabar Islands, one of which is Simberi.

PGM is listed on the TSX Ventures Exchange and its trading symbol is "PPG.V". The notice was issued as a news release by PGM.

Nord Pacific announced in December 2003 that it had entered into an agreement with Allied Gold Limited ("Allied Gold") pursuant to which Allied Gold and the Company will complete a Plan of Arrangement under the laws of New Brunswick.  In the arrangement, each shareholder of Nord Pacific will receive one share of Allied Gold for each share of Nord Pacific held, as more fully explained in the announcement and in a Form 8-K filing with the U.S. Securities and Exchange Commission.  The arrangement will be submitted to Nord Pacific's shareholders, and the parties expect that the court order to call the meeting to approve the arrangement will require the affirmative vote of two-thirds of Nord Pacific's outstanding shares and options for adoption.  The members of the Board of Directors of Nord Pacific at the meeting held on December 20, 2003 unanimously determined to recommend to Nord Pacific shareholders to participate in the Arrangement.

As also announced in December 2003, Nord Pacific and Allied Gold at the same time entered into a credit facility agreement under which Allied Gold agreed to loan up to US$5.4 million to Nord Pacific to fund Nord Pacific's share of the Simberi Joint Venture costs and to fund ongoing corporate costs.  The credit facility agreement with Allied Gold provides an opportunity for Nord Pacific to meet its funding obligations for its share of Simberi Joint Venture costs and to prevent Nord Pacific's interest in that joint venture from being diluted by PGM.  Prior to entering into such agreement Nord Pacific had no other source from which to fund such costs.

Under the credit facility agreement the loans are to be made in exchange for notes convertible into Nord Pacific common stock, at Allied Gold's option, at increasing prices per share. The initial US$600,000 will be convertible at a price of US$0.05 per share, the next US$1,800,000 at US$0.10 per share, the next US$1,000,000 at US$0.15 per share, the next US$1,000,000 at US$0.20 per share and the last US$1,000,000 at US$0.25 per share.  On January 13, 2004, Nord Pacific requested an advance under the credit facility agreement in the amount of US$527,647.  This amount was advanced on January 14, 2004, prior to any notice from PGM, and Nord Pacific issued a convertible note in that principal amount to Allied Gold.  The note is convertible into 10,552,940 shares of Nord Pacific. Because Allied Gold has currently a note that can convert into more than 10% of Nord Pacific, Allied Gold is entitled to nominate a director to replace an existing director on the Board of Nord Pacific.

The arrangement agreement with Allied Gold also contains specific provisions restricting Nord Pacific from soliciting competing proposals or discussing them with others except under certain circumstances.  The arrangement agreement also provides for the possibility of terminating the proposed arrangement under certain conditions, including the situation where the Board of Directors of Nord Pacific determines a proposal or offer would result in a superior transaction for its shareholders from a financial point of view, taking into account the risks of completion, among other matters.  Such termination would require the prior payment to Allied Gold of Allied Gold's costs, a break-up fee of US$240,000 and repayment of amounts owed under the credit facility, all of which would amount to approximately US$1,000,000 at this time.

The news release by PGM creates more questions than it answers, but is clearly hostile in contrast to the proposed transaction with Allied Gold.  In the press release, PGM states that PGM will be seeking a court order that certain share allotments and reservations made by the Board of Nord Pacific be voided and set aside.  Nord Pacific believes that those transactions are valid.  There are other contingencies and uncertainties in the PGM press release and Nord Pacific has doubts that PGM's press release and related activities complies with applicable securities laws.  If and when appropriate, the Nord Pacific Board of Directors will consider and evaluate a proposal or offer of PGM, or any other person, and will let you know its view regarding any such proposal or offer.

In the meantime, the Nord Pacific Board of Directors and management plans to stay on track under its agreements with Allied Gold and had been advised that Allied Gold intends to pursue the same course of action.

Sincerely,

/s/  Mark R. Welch
President and Chief Executive Officer

Forward-Looking Statements.

This shareholder newsletter and accompanying press release contains forward-looking statements concerning the pending plan of arrangement, including the anticipated consideration to be issued and tax and other consequences of the transactions if they are completed as anticipated.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, including, without limitation, the risk that one or more parties may not perform its obligations under its agreements; that conditions to the closing of the transactions may not be satisfied; that one or more third parties may make competing acquisition proposals, commence litigation, or take other action to seek to delay or prevent closing of the plan of arrangement; that Nord Pacific's or Allied Gold's shareholders or the court may not approve the transactions; that Canadian tax authorities may take positions inconsistent with the parties expectations or that applicable tax laws or regulations may change.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an Offer of Securities or Solicitation of a Proxy.

This communication is not a solicitation of a proxy from any security holder of Allied Gold or Nord Pacific, nor is this communication an offer to purchase nor a solicitation to sell securities.  Any offer or solicitation will be made only through an information circular; proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information for them to consider with their vote.  Any such document would be filed by Nord Pacific with the U.S. Securities and Exchange Commission ("SEC") and would be available at the SEC's web site, www.sec.gov, and by Allied Gold with the Australian Stock Exchange.  Nord Pacific, its directors, executive officers and certain employees may be considered "participants in the solicitation" of proxies from Nord Pacific's shareholders in connection with the proposed business combination.  Information regarding such persons and descriptions of their interests in the proposed business combination and related transactions will be contained in the proxy statement of Nord Pacific when it is filed.

Solicitation/Recommendation Statement

Investors and security holders are strongly urged to read any solicitation/recommendation statement of Nord Pacific regarding any offer of PGM (if and when made) because it will contain important information.  Any such solicitation/recommendation statement and other documents filed by Nord Pacific with the U.S. Securities and Exchange Commission ("SEC") would be available for free at the SEC's web site, www.sec.gov. or from Nord Pacific.